FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

July 15, 2009

Item 3: News Release:

A news release dated and issued on July 15, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska to Explore Collins Bay Extension Uranium Project

Item 5: Full Description of Material Change:

Collins Bay Extension Project
Eagle Point
Cigar Lake
McArthur River
Key Lake
Anse Deposit
S-107380
S-107238
S-108610
S-107240
S-108611
S-108620
S-107241
S-108325
S-108301
S-107177
S-108624
S-107178
S-108625
Eagle Point O2 Nest
Eagle Point O2
Eagle Point Mine
Collins Bay A
Collins Bay D
Collins Bay B
Rabbit Lake Mine
CanAlaska Uranium Ltd.
Collins Bay Extension Project
Figure 1
Claim Map
Bayswater Collins Bay Extension Claims
Athabasca Basin
Mine

Vancouver, Canada, July 15th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  is pleased to announce that it has executed an Option Agreement (“Option”) with Bayswater Uranium Corporation. (“Bayswater”) to commence exploration of the Collins Bay Extension uranium project (“Project”), situated directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan (See Figure 1).  The Project contains a significant number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the Option, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the Project by undertaking a minimum of Cdn$4 million in exploration expenditures within 5 years and issuing a total of 500,000 Company shares to Bayswater over this period.  The Company may increase its participating interest in the Project to a 70% level by successfully undertaking a further Cdn$2 million in exploration expenditures over a period of 3 years.

Collins Bay Extension Project

CanAlaska’s prime focus in the current exploration season is to re-visit and drill test the structurally- controlled uranium mineralization intersected in historical (1984) Minatco drillholes MWLD8 to MWLD13. The best of these holes intersected 0.152% U3O8 over 4 metres (over 3 pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the “VIC” zone.

The geological trends mapped in the Eagle Point-Collins Bay uranium mines and surrounding areas extend to the north and east onto the Collins Bay Extension property.  Historical exploration dating from the late 1960’s was controlled by large corporations, such as by Gulf Minerals, E&B Explorations, Minatco Ltd (now part of AREVA), SMDC and Cameco.  These exploration efforts involved extensive use of then-current geophysical survey techniques and made multiple uranium discoveries, evidenced by uranium mineralization in drill holes in 4 separate areas.  Ten areas of the property produced geological and structural targets.  However, a total of only 73 diamond drill holes were drilled on this extensive property throughout these years through to 2008.  This amounted to less than one drill hole per 5 square kilometres.  This minimal quantity of physical drilling of the significant targets from the early exploration provides CanAlaska an excellent opportunity to test prime exploration targets in a highly productive uranium exploration territory.

The historical drill holes on the Project were not evenly distributed, but were concentrated in clusters within the North Fife area in the north part of the property, the Northern Snowshoe Island – Greenway Peninsula area in the west-center of the property, and the Rabbit Lake North area in the south of the property.  These areas remain prime targets for further exploration.  Similarly, the target containing the source of the Pow Bay uranium mineralized boulder train, north-east of the Rabbit Lake deposit, is thought to be under the lake-covered portion of the southern part of the Collins Bay extension property.   In all of these areas, the postulated pre-existing Athabasca sandstone has been removed by erosion, and the uranium exploration will be for Athabasca “basement style” unconformity targets, such as the Eagle Point or Rabbit Lake deposits.

In 2007, Northern Canadian Uranium  (NCU), the previous operator of the property, carried out a small drill program totaling 1,330 meters in five holes on a newly identified target, intersecting narrow intervals of sub-economic mineralization at the northern end of Snowshoe Island (up to 0.03% U3O8 over 2.0 metres from drill hole CBE07-06.  In 2008, NCU carried out 2,014 line-km of modern VTEM geophysical surveys over most of the Project, including the area east of the Pow Bay mineralized boulder train.  In late 2007, NCU was amalgamated with Bayswater Uranium, and Bayswater carried out a drilling program in early 2008 consisting of 3,510 m of drilling in 12 drill holes.  All these holes interesected favourable lithologies of the basal Wollaston group of metasediments, which host all the basement hosted unconformity related deposits in the eastern Athabasca basin, and one hole interested 710 ppm U in a tourmaline rich pegmatite.

There still remains untested high priority targets on the project area.  The geology and target figures (Figure 2) show the strong structural trends and zones of conductor targets on strike and adjacent to the know uranium mine mineralization in the Rabbit Lake and Collins Bay/Eagle Point mineral trends.

President Peter Dasler, commented.  “CanAlaska has been focusing its 2009 summer exploration on drill testing near-surface uranium targets on the Northern Rim of the Athabasca Basin, on its Black Lake, Fond Du Lac and Grease River projects.  The opportunity to combine these logistical operations on a readily accessible project, which has associated road and power infrastructure, is significant.  The Collins Bay Extension Project hosts multiple zones of known uranium mineralization, and on Fife Island, at least one zone of ore-grade values.  This latter target has not been investigated since 1984.  The publicly available updates on style and geology of the mineral deposits at the current mines in the trend, coupled with the advanced modern geophysical modeling that CanAlaska staff is regularly carrying out, provides us with the knowledge to define very strong exploration targets on the project.  It is fortuitous that CanAlaska has the funding and personnel in place to advance this significant exploration opportunity.”

Since 2005, CanAlaska has successfully carried out over 4,000 line kilometres of marine seismic survey mapping within areas of the Athabasca Basin.  The Company intends to utilize this extensive experience with seismic surveys to map near shore lake targets peripheral to the know mines and mineral showings.  CanAlaska intends to carry out an initial drill program on the Fife Island, “VIC” zone mineralization, commencing in August, 2009.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of July 2009.